                                                                  Rule 424(b)(3)
                                                            Regis. No. 333-25215
                                                     Medical Manager Corporation

                      SUPPLEMENT NO. 1 DATED JUNE 9, 1997
                       TO PROSPECTUS DATED APRIL 23, 1997

     On May 15, 1997, Medical Manager Corporation (the "Company") filed its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1997. Accordingly, the information currently contained under the headings "Summary Pro Forma Combined Financial Data," "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Financial Statements" beginning on pages 5, 16, 19 and F-1, respectively, of the Prospectus is supplemented as follows.

                             SUMMARY FINANCIAL DATA

     MMC acquired the Founding Companies simultaneously with and as a condition to the consummation of the Offering. For financial statement presentation purposes, PPI has been identified as the accounting acquiror. The following summary unaudited pro forma financial data present certain data for the Company, as adjusted for (i) the effects of the Mergers on an historical basis; (ii) the effects of certain pro forma adjustments to the historical financial statements; and (iii) the consummation of the Offering. See "Selected Financial Data" and the Unaudited Pro Forma Combined Financial Statements and the Unaudited Consolidated Financial Statement and the notes thereto included elsewhere in this Prospectus.

                                                                        PRO FORMA        PRO FORMA
                                                                     CONSOLIDATED(1)    COMBINED(1)
                                                         QUARTER     ---------------    ------------
                                                          ENDED       QUARTER ENDED      YEAR ENDED
                                                        MARCH 31,       MARCH 31,       DECEMBER 31,
                                                          1997            1997              1996
                                                        ---------    ---------------    ------------
                                                        (UNAUDITED)    (UNAUDITED)      (UNAUDITED)
                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Revenue.............................................   $ 9,997         $13,138          $41,957
  Cost of revenue.....................................     3,640           5,383           17,658
                                                         -------         -------          -------
  Gross profit........................................     6,357           7,755           24,299
  Selling, general and administrative expenses(2).....     2,332           3,065           10,364
  Research and development expenses...................       776             798            3,374
  Depreciation and amortization.......................       227             317            1,169
                                                         -------         -------          -------
  Income before income taxes..........................     3,126           3,679            9,392
  Income taxes........................................       576           1,389            3,616
                                                         -------         -------          -------
  Net income..........................................   $ 2,550         $ 2,290          $ 5,776
                                                         =======         =======          =======
  Net income per share................................   $  0.14         $  0.13          $  0.33
                                                         =======         =======          =======
  Pro forma weighted average shares outstanding.......    17,705          17,705           17,705
                                                         =======         =======          =======

                                                                           AT DECEMBER 31, 1996
                                                      AT MARCH 31,    ------------------------------
                                                          1997        PRO FORMA(1)    AS ADJUSTED(3)
                                                      ------------    ------------    --------------
                                                      (UNAUDITED)     (UNAUDITED)      (UNAUDITED)
BALANCE SHEET DATA:
  Cash and cash equivalents.........................    $18,903         $ 4,931          $17,047
  Working capital...................................     13,425           2,937           15,053
  Total assets......................................     35,890          19,550           31,666
  Stockholders' equity..............................     22,863          11,542           23,658

---------------

(1) The pro forma statements of operations and the pro forma balance sheet assume that the Mergers were closed on January 1, 1996 and as of December 31, 1996, respectively. These results are not necessarily indicative of the results the Company would have obtained or of the Company's future results. The pro forma financial information contained in these statements (i) is based on preliminary estimates, available information and certain assumptions that management deems appropriate; and (ii) should be read in conjunction with the other financial statements and notes thereto included elsewhere in this Prospectus.
(2) The pro forma statement of operations includes the effect of a reduction in salary and benefits to the owners and employees of two of the Founding Companies. Additionally, the pro forma statement includes the effect of certain assets distributed to and certain expenses assumed by the owners of certain of the Founding Companies.
(3) Gives effect to the receipt and application of approximately $59.1 million of the net proceeds of the Offering.

                            SELECTED FINANCIAL DATA

     MMC acquired the Founding Companies simultaneously with the consummation of the Offering on February 4, 1997. For financial statement presentation purposes, PPI has been identified as the accounting acquiror. The following selected historical financial data of PPI at December 31, 1994, 1995 and 1996 and for the years ended December 31, 1993, 1994, 1995 and 1996 have been derived from the audited financial statements of PPI. The following selected historical financial data of PPI at December 31, 1992 and 1993 and for the year ended December 31, 1992 have been derived from the unaudited financial statements of PPI, which have been prepared on the same basis as the audited financial statements and, in the opinion of PPI, reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of such data. As described in
Note 1 of the Notes to the Consolidated Financial Statements, results of PPI are presented below as if MMC and PPI were combined from July 10, 1996, the date of MMC's formation. The following summary unaudited pro forma financial data present certain data for the Company, as adjusted for (i) the effects of the Mergers on an historical basis; (ii) the effects of certain pro forma adjustments to the historical financial statements; and (iii) the consummation of the Offering. See the Unaudited Pro Forma Combined Financial Statements and the Unaudited Consolidated Financial Statements and the notes thereto included elsewhere in this Prospectus.

                                                               YEARS ENDED DECEMBER 31,
                                                ------------------------------------------------------
                                                   1992          1993        1994     1995      1996
                                                -----------   -----------   ------   -------   -------
                                                (UNAUDITED)
                                                                    (IN THOUSANDS)
PPI STATEMENT OF OPERATIONS DATA:
  Revenue.....................................    $8,377        $6,890      $9,617   $11,020   $11,956
  Cost of revenue.............................     1,187           810       1,367     1,582     1,832
                                                  ------        ------      ------   -------   -------
  Gross profit................................     7,190         6,080       8,250     9,438    10,124
  Selling, general and administrative
     expenses.................................       745           982       1,184     1,350     1,763
  Research and development expenses...........       878         1,040       1,502     2,024     2,648
  Depreciation and amortization...............        21           105         197       226       266
                                                  ------        ------      ------   -------   -------
  Income from operations......................     5,546         3,953       5,367     5,838     5,447
  Other income................................       110           173          55       108       104
                                                  ------        ------      ------   -------   -------
  Income before income taxes..................     5,656         4,126       5,422     5,946     5,551
  Income taxes................................         0             0           0         0         0
                                                  ------        ------      ------   -------   -------
  Net income..................................    $5,656        $4,126      $5,422   $ 5,946   $ 5,551
                                                  ======        ======      ======   =======   =======

                                                                   AT DECEMBER 31,
                                                ------------------------------------------------------
                                                   1992          1993        1994     1995      1996
                                                -----------   -----------   ------   -------   -------
                                                (UNAUDITED)   (UNAUDITED)
                                                                    (IN THOUSANDS)
PPI BALANCE SHEET DATA:
  Working capital.............................    $1,527        $  778      $2,009   $ 1,921   $ 2,164
  Total assets................................     3,097         3,253       4,716     5,819     4,530
  Stockholder's equity........................     2,479         2,582       3,827     4,763     2,713

                                                                          PRO FORMA        PRO FORMA
                                                                       CONSOLIDATED(1)    COMBINED(1)
                                                                       ---------------    ------------
                                                      QUARTER ENDED     QUARTER ENDED      YEAR ENDED
                                                        MARCH 31,         MARCH 31,       DECEMBER 31,
                                                          1997              1997              1996
                                                      -------------    ---------------    ------------
                                                       (UNAUDITED)       (UNAUDITED)      (UNAUDITED)
                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Revenue...........................................     $ 9,997            $13,138         $41,957
  Cost of revenue...................................       3,640              5,383          17,658
                                                         -------            -------         -------
  Gross profit......................................       6,357              7,755          24,299
  Selling, general and administrative expenses(2)...       2,332              3,065          10,364
  Research and development expenses.................         776                798           3,374
  Depreciation and amortization.....................         227                317           1,169
                                                         -------            -------         -------
  Income before income taxes........................       3,126              3,679           9,392
  Income taxes......................................         576              1,389           3,616
                                                         -------            -------         -------
  Net income........................................     $ 2,550            $ 2,290         $ 5,776
                                                         =======            =======         =======
  Net income per share..............................     $  0.14            $  0.13         $  0.33
                                                         =======            =======         =======
  Pro forma weighted average shares outstanding.....      17,705             17,705          17,705
                                                         =======            =======         =======

                                                                           AT DECEMBER 31, 1996
                                                      AT MARCH 31,    ------------------------------
                                                          1997        PRO FORMA(1)    AS ADJUSTED(3)
                                                      ------------    ------------    --------------
                                                      (UNAUDITED)     (UNAUDITED)      (UNAUDITED)
BALANCE SHEET DATA:
  Cash and cash equivalents.........................    $18,093         $ 4,931          $17,047
  Working capital...................................     13,425           2,937           15,053
  Total assets......................................     35,890          19,550           31,666
  Stockholders' equity..............................     22,863          11,542           23,658

---------------

(1) The pro forma statements of operations and the pro forma balance sheet assume that the Mergers were closed on January 1, 1996 and as of December 31, 1996, respectively. These results are not necessarily indicative of the results the Company would have obtained or of the Company's future results. The pro forma financial information contained in these statements (i) is based on preliminary estimates, available information and certain assumptions that management deems appropriate; and (ii) should be read in conjunction with the other financial statements and notes thereto included elsewhere in this Prospectus.
(2) The pro forma statement of operations includes the effect of a reduction in salary and benefits to the owners and employees of two of the Founding Companies. Additionally, the pro forma statement includes the effect of certain assets distributed to and certain expenses assumed by the owners of certain of the Founding Companies.
(3) Gives effect to the receipt and application of an approximately $59.1 million of the net proceeds of the Offering.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

OVERVIEW

     This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on current plans and expectations and involve risks and uncertainties that could cause actual future activities and results of operations to be materially different from those set forth in the forward-looking statements. Important factors that could cause actual results to differ include, among others, risks associated with acquisitions, fluctuations in operating results because of acquisitions and variations in stock prices, changes in government regulations, competition and risks of operations and growth of the newly acquired businesses.

     Medical Manager Corporation ("MMC") was founded in July, 1996 to bring together the research and development, sales, marketing and support resources for The Medical Manager, a leading physician practice management system for independent physicians, physician groups, management service organizations ("MSOs"), independent practice associations ("IPAs"), managed care organizations and other providers of health care services in the United States. Simultaneously with the closing of the Company's initial public offering (the "Offering") on February 4, 1997, MMC acquired (the "Merger") the following five companies which became wholly owned subsidiaries of MMC (the "Founding Companies"): Medical Manager Research & Development, Inc. (formerly Personalized Programming, Inc.) ("PPI"), Medical Manager Sales & Marketing, Inc. (formerly Systems Plus, Inc.) ("SPI"), Medical Manager Southeast, Inc. (formerly National Medical Systems, Inc.) ("NMS"), Medical Manager RTI, Inc. (formerly RTI Business Systems, Inc.) ("RTI") and Medical Manager Systems Management, Inc. (formerly Systems Management, Inc.) ("SMI"). MMC and the Founding Companies are referred to collectively as the "Company."

     The Company has begun to realize savings by consolidating certain general sales, administrative and purchasing functions. In addition, the Company has begun to realize savings from the reduction in interest expense related to the payment of the Founding Companies' debt and interest income from the investment of offering proceeds. These savings and interest income are being partially offset by the costs of being a public company and the incremental increase in costs related to the Company's new corporate management. Neither these savings nor the costs associated therewith have been included in the pro forma statements of operations. As a result, pro forma results may not be comparable to, or indicative of, future performance.

     As a professional sales and services organization, the Company responds to the product opportunities and service demands from its clients. Accordingly, the Company has limited control over the timing and circumstances under which its products and services are provided. Therefore, the Company can experience volatility in its operating results from quarter to quarter. The operating results for any quarter are not necessarily indicative of the results for any future periods.

PRO FORMA CONSOLIDATED RESULTS OF OPERATIONS

  THREE MONTHS ENDED MARCH 31, 1997 COMPARED TO THREE MONTHS ENDED MARCH 31,
1996

     Revenue

     The Company's total revenue for the three months ended March 31, 1997 increased to $13.1 million from $9.7 million for the corresponding period in 1996, an increase of $3.4 million or 35.2%. Revenue from systems for the three months ended March 31, 1997 increased to $8.2 million (62.5% of total revenue) from $5.9 million (60.7% of total revenue) for the corresponding period in 1996, an increase of $2.3 million or 39.2%. The increase was primarily due to increased sales to MSOs, which typically generate greater revenue per system sold than do systems sold to individual practices. Revenue from maintenance and other sources for the three months ended March 31, 1997 increased to $4.9 million (37.5% of total revenue) from $3.8 million (39.3% of total revenue) for the corresponding period in 1996, an increase of $1.1 million or 29.0%. The increase was primarily a result of sales of additional maintenance contracts due to continued growth in the Company's installed base.

     Cost of Revenue

     The total cost of revenue for the three months ended March 31, 1997 increased to $5.4 million from $3.9 million for the corresponding period in 1996, an increase of $1.5 million or 36.9%. The growth in the cost of revenue resulted in a slight decline in gross margin to 59.0% for the three months ended March 31, 1997 from 59.5% for the corresponding period in 1996. Cost of revenue for systems for the three months ended March 31, 1997 increased to $2.9 million from $1.8 million for the corresponding period in 1996, an increase of $1.1 million or 59.9%. The increase was due principally to increased equipment costs for sales to MSOs. Cost of revenue for maintenance and other sources for the three months ended March 31, 1997 increased to $2.4 million from $2.1 million for the corresponding period in 1996, an increase of $0.3 million or 16.7%. The increase was due principally to additional maintenance contracts and was partially offset by a greater allocation of overhead to cost of revenue for systems as revenue from systems increased at a greater rate than that for maintenance and other.

     Selling, General and Administrative Expenses

     Selling, general and administrative expenses increased to $3.1 million for the three months ended March 31, 1997 from $2.3 million for the corresponding period in 1996, an increase of $0.8 million or 35.5% but remained unchanged as a percentage of total revenue (23.3%). The increase was due to increased selling costs resulting from increased revenue and the hiring of additional administrative personnel and other costs incurred in conjunction with the Mergers.

     Research and Development

     Research and development ("R&D") for the three months ended March 31, 1997 increased to $0.8 million (6.1% of total revenue) from $0.7 million (6.9% of total revenue)for the corresponding period in 1996, an increase of $0.1 million or 19.6%. The increase was due to an approximate 30% increase in R&D personnel hired to support development activities relating to: (i) a new release of The Medical Manager incorporating an advanced appointment scheduler and other enhancements; (ii) graphical user interface and relational database technologies for use in future versions of The Medical Manager; (iii) the development of a module for use in the management of multiple physician practices; (iv) an electronic medical records module; and (v) a module for use in claims adjudication. Certain of these initiatives were begun in previous periods, but required additional resources as they reached more advanced stages of development.

     Other Income, Net

     Other income of $0.1 million for the three months ended March 31, 1997 resulted primarily from the investment of net proceeds from the Offering.

     Provision for Income Taxes

     Provision for income taxes was $1.4 million for an effective tax rate of 37.8% of income before income taxes for the three months ended March 31, 1997 compared to $1.0 million for an effective tax rate of 38.5% of income before income taxes for the corresponding period in 1996. The reduced rate reflects the effect of nontaxable investment income in the three months ended March 31, 1997.

HISTORICAL CONSOLIDATED RESULTS OF OPERATIONS

  THREE MONTHS ENDED MARCH 31, 1997 COMPARED TO THREE MONTHS ENDED MARCH 31,
1996

     Revenue

     The Company's total revenue for the three months ended March 31, 1997 increased to $10.0 million from $3.0 million for the corresponding period in 1996, an increase of $7.0 million or 238.7%. The increase was primarily due to the inclusion of $6.1 million in revenue of the other Founding Companies in the first quarter of 1997. Revenue from systems for the three months ended March 31, 1997 increased to $6.2 million (61.9% of total revenue) from $2.2 million (74.8%) for the corresponding period in 1996, an increase of $4.0 million or 180.5%. The increase was primarily due to the inclusion of $3.6 million in systems revenue of the other Founding Companies in the first quarter of 1997, after the elimination of inter-company sales. Revenue from maintenance and other sources for the three months ended March 31, 1997 increased to $3.8 million (38.1% of total revenue) from $0.7 million (25.2% of total revenue) for the corresponding period in 1996, an increase of $3.1 million or 411.3%. The increase was primarily due to the inclusion of $2.5 million in maintenance and other revenue of the other Founding Companies in the first quarter of 1997 and $0.5 million in revenue from national interfaces.

     Cost of Revenue

     The total cost of revenue for the three months ended March 31, 1997 increased to $3.6 million from $0.4 million for the corresponding period in 1996, an increase of $3.2 million or 744.5%. The increase was primarily due to the inclusion of $3.1 million in cost of revenue of the other Founding Companies in the first quarter of 1997, after elimination of inter-company debt. The growth in the cost of revenue resulted in a decline in gross margin to 63.6% for the three months ended March 31, 1997 from 85.4% for the corresponding period in 1996. Cost of revenue for systems for the three months ended March 31, 1997 increased to $1.8 million from $0.4 million for the corresponding period in 1996, an increase of $1.4 million or 393.9%. The increase was primarily due to the inclusion of $1.4 million in cost of revenue for systems of the other Founding Companies in the first quarter of 1997, principally for equipment costs for systems sales to MSOs. Cost of revenue for maintenance and other sources for the three months ended March 31, 1997 increased to $1.9 million from $0.1 million for the corresponding period in 1996, an increase of $1.8 million. The increase was primarily due to the inclusion of $1.7 million in cost of revenue for maintenance and other sources of the other Founding Companies in the first quarter of 1997.

     Selling, General and Administrative Expenses

     Selling, general and administrative expenses increased to $2.3 million for the three months ended March 31, 1997 (23.3% of total revenue) from $0.3 million (9.8% of total revenue) for the corresponding period in 1996, an increase of $2.0 million or 706.9%. The increase was primarily due to the inclusion of $1.6 million in selling, general and administrative expenses of the other Founding Companies and $0.3 million in administrative expenses incurred principally in conjunction with the Mergers.

     Research and Development

     R&D for the three months ended March 31, 1997 increased to $0.8 million (7.8% of total revenue) from $0.6 million (19.4% of total revenue) for the corresponding period in 1996, an increase of $0.2 million or 35.2%. The increase was due to an approximate 30% increase in R&D personnel hired to support development activities relating to: (i) a new release of The Medical Manager incorporating an advanced appointment scheduler and other enhancements; (ii) an electronic medical records module; and (iii) an module for use in the management of multiple physician practices. Certain of these initiatives were begun in previous periods, but required additional resources as they reached more advanced stages of development.

     Other Income

     Other income of $0.1 million for the three months ended March 31, 1997 resulted primarily from the investment of the net proceeds from the Offering.

     Provision for Income Taxes

     The Company's provision for income taxes increased to $0.6 million for the three months ended March 31, 1997, net of a deferred tax benefit of $0.4 million related to the termination of the S Corporation status of PPI effective February 4, 1997, and gives effect to PPI's income being taxed to its stockholder prior to such termination and the effect of nontaxable investment income.

LIQUIDITY AND CAPITAL RESOURCES

     The Company has financed its growth principally through proceeds from the Offering.

     Net cash provided by operating activities was $0.3 million for the three months ended March 31, 1997. Included in net cash provided by operating activities for the three months ended March 31, 1997 is a reduction of approximately $0.7 million in accounts payable and accrued liabilities of the other Founding Companies that were assumed in connection with the Mergers.

     On February 4, 1997, the Company completed the Offering of 6,000,000 shares of Common Stock, resulting in net proceeds of approximately $58.4 million. Approximately $46.9 million of the net proceeds were used to pay the cash portion of the purchase price for the Founding Companies.

     MMC and each of the Founding Companies had separate banking relationships through February 4, 1997. Effective February 5, 1997, these separate banking relationships were consolidated into a single banking relationship with Barnett Bank of Tampa. The Company is negotiating a line of credit of $30 million with Barnett Bank of Tampa to be used for working capital and other general corporate purposes, including future acquisitions.

     The Company believes the net proceeds for the sale of Common Stock in the Offering, together with existing sources of liquidity and funds generated from operations, will provide adequate cash to fund its anticipated cash needs at least through the next six months.

                              FINANCIAL STATEMENTS

     The following unaudited consolidated financial statements give effect to the acquisition by Medical Manager Corporation ("MMC") of substantially all of the net assets of (a) Personalized Programming, Inc. ("PPI"), Systems Plus, Inc. ("SPI"), RTI Business Systems, Inc. ("RTI"), National Medical Systems, Inc. ("NMS") and Systems Management, Inc. ("SMI") (together, the "Founding Companies"). MMC and the Founding Companies are hereinafter referred to as the "Company." These acquisitions (the "Mergers") occurred simultaneously with the closing of MMC's initial public offering (the "Offering") and were accounted for as a combination of the Founding Companies at historical cost for accounting purposes. PPI, one of the Founding Companies, is identified as the acquiror for financial statement presentation purposes. These statements are based on historical financial statements of the Founding Companies and the estimates and assumptions set forth below and in the notes to the Unaudited Consolidated Financial Statements of the Company.

     The unaudited pro forma consolidated statements of operations give effect to these transactions as if they had occurred on January 1, 1996.

     The unaudited consolidated financial data presented herein do not purport to represent what the Company's financial position or results of operations would have actually been had such events occurred at the beginning of the years presented, as assumed, or to project the Company's financial position or results of operations for any future period or the future results of the Founding Companies. Results of operations for the quarter ended March 31, 1997 are not necessarily indicative of the results for the entire fiscal year ended December 31, 1997. The unaudited consolidated financial statements should be read in conjunction with the other financial statements and notes thereto included elsewhere in this Report. Also see "Risk Factors" included elsewhere herein.

                          MEDICAL MANAGER CORPORATION
                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                               MARCH 31,     DECEMBER 31,
                                                                 1997            1996
                                                              -----------    ------------
                                                              (UNAUDITED)
                                         ASSETS
CURRENT ASSETS
  Cash and cash equivalents.................................    $18,903         $1,765
  Investments...............................................        203            202
  Accounts receivable.......................................      5,779          1,779
  Inventory.................................................        537              0
  Prepaid expenses and other current assets.................        568            118
  Deferred income taxes.....................................        462              0
                                                                -------         ------
          Total current assets..............................     26,452          3,864
PROPERTY AND EQUIPMENT, net.................................      2,397            505
GOODWILL AND OTHER INTANGIBLES, net.........................      6,178              0
OTHER ASSETS................................................        863            161
                                                                -------         ------
          Total assets......................................    $35,890         $4,530
                                                                =======         ======
                          LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Notes payable.............................................    $ 4,018         $    0
  Accounts payable and accrued liabilities..................      4,018            760
  Customer deposits and deferred maintenance revenue........      3,992            940
  Income taxes payable......................................        999              0
                                                                -------         ------
          Total current liabilities.........................     13,027          1,700
DUE TO AFFILIATE............................................          0            117
                                                                -------         ------
          Total liabilities.................................     13,027          1,817
                                                                -------         ------
STOCKHOLDERS' EQUITY
  Common stock..............................................        177             64
  Additional paid-in capital................................     21,499              0
  Retained earnings.........................................      1,187          2,649
                                                                -------         ------
          Total stockholders' equity........................     22,863          2,713
                                                                -------         ------
          Total liabilities and stockholders' equity........    $35,890         $4,530
                                                                =======         ======

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                          MEDICAL MANAGER CORPORATION
                       CONSOLIDATED STATEMENTS OF INCOME
                        (IN THOUSANDS EXCEPT SHARE DATA)
                                  (UNAUDITED)

                                                  QUARTER ENDED           PRO FORMA QUARTER
                                                    MARCH 31,              ENDED MARCH 31,
                                               --------------------    ------------------------
                                                  1997        1996        1997          1996
                                               ----------    ------    ----------    ----------
Revenue
  Systems....................................  $    6,193    $2,208    $    8,215    $    5,902
  Maintenance and other......................       3,804       744         4,923         3,816
                                               ----------    ------    ----------    ----------
          Total revenue......................       9,997     2,952        13,138         9,718
                                               ----------    ------    ----------    ----------
Cost of systems revenue......................       1,788       362         2,936         1,836
  Maintenance and other......................       1,852        69         2,447         2,097
                                               ----------    ------    ----------    ----------
          Total cost of revenue..............       3,640       431         5,383         3,933
                                               ----------    ------    ----------    ----------
          Gross margin.......................       6,357     2,521         7,755         5,785
                                               ----------    ------    ----------    ----------
Operating expenses
  Selling, general and administrative........       2,332       289         3,065         2,262
  Research and development...................         776       574           798           667
  Depreciation and amortization..............         227        88           317           291
                                               ----------    ------    ----------    ----------
          Total operating expenses...........       3,335       951         4,180         3,220
                                               ----------    ------    ----------    ----------
          Income from operations.............       3,022     1,570         3,575         2,565
Other income (expense)
  Interest expense...........................         (45)        0           (45)            0
  Interest income............................         149        32           149             0
                                               ----------    ------    ----------    ----------
Income before income taxes...................       3,126     1,602         3,679         2,565
Income taxes.................................         576         0         1,389           988
                                               ----------    ------    ----------    ----------
          Net income.........................  $    2,550    $1,602    $    2,290    $    1,577
                                               ==========    ======    ==========    ==========
Income per share.............................  $     0.14              $     0.13    $     0.09
Shares used in computing income per share....  17,705,470              17,705,470    17,705,470

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                          MEDICAL MANAGER CORPORATION
                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                             COMMON STOCK      ADDITIONAL
                                           ----------------     PAID IN      RETAINED
                                           SHARES    AMOUNT     CAPITAL      EARNINGS     TOTAL
                                           ------    ------    ----------    --------    --------
Balance January 1, 1997..................   6,370     $ 64      $      0     $ 2,649     $  2,713
Dividends (by PPI prior to Mergers)......                                     (4,012)      (4,012)
Issuance of common stock at the Offering,
  net....................................   6,000       60        58,170                   58,230
Mergers:
  Payments to PPI stockholder............                        (35,062)                 (35,062)
  Issuance of Common Stock and payment to
     other Founding Companies'
     stockholders, net...................   5,335       53        (1,609)                  (1,556)
Net income...............................                                      2,550        2,550
                                           ------     ----      --------     -------     --------
Balance March 31, 1997...................  17,705     $177      $ 21,499     $ 1,187     $ 22,863
                                           ======     ====      ========     =======     ========

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                          MEDICAL MANAGER CORPORATION
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                              QUARTER ENDED MARCH 31,
                                                              -----------------------
                                                                1997           1996
                                                              ---------      --------
Cash flows from operating activities:
  Net income................................................    $ 2,550        $1,601
     Adjustments to reconcile net income to net cash
      provided by operating activities:
     Depreciation and amortization..........................        227            88
     Deferred income taxes..................................       (350)            0
  Changes in assets and liabilities, net of effects from
     acquisitions
     Accounts receivable....................................     (1,494)          148
     Inventory..............................................        134             0
     Prepaid expenses and other assets......................       (384)          (11)
     Accounts payable and accrued liabilities...............     (1,327)         (233)
     Customer deposits and deferred maintenance revenue.....         75           285
     Income taxes payable...................................        866             0
                                                                -------        ------
  Net cash provided by operating activities.................        297         1,878
                                                                -------        ------
Cash flows from investing activities:
  Purchases of investments..................................          0           (20)
  Proceeds from sale of investments.........................          0           100
  Purchases of property and equipment.......................       (196)         (101)
  Payments for acquisitions made, net of cash acquired......     (9,466)            0
                                                                -------        ------
  Net cash used in investing activities.....................     (9,662)          (21)
                                                                -------        ------
Cash flows from financing activities:
  Payment of notes payable..................................        (46)            0
  Due to affiliates.........................................      4,997             0
  Net proceeds from sale of common stock....................     58,230             0
  Payments made to stockholder of PPI.......................    (35,062)            0
  Dividends.................................................     (1,616)         (578)
                                                                -------        ------
  Net cash provided by (used in) financing activities.......     26,503          (578)
                                                                -------        ------
                                                                 17,138         1,279
Net change in cash and cash equivalents
Cash and cash equivalents:
  Beginning of period.......................................      1,765         1,167
                                                                -------        ------
  End of period.............................................    $18,903        $2,446
                                                                =======        ======
Non-cash dividends..........................................    $ 2,398        $    0

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                          MEDICAL MANAGER CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.  ORGANIZATION AND BASIS OF PRESENTATION

     Medical Manager Corporation ("MMC") was founded on July 10, 1996 to bring together the research and development, sales, marketing and support resources for The Medical Manager, a leading physician practice management system for independent physicians, physician groups, management service organizations ("MSOs"), independent practice associations ("IPAs"), managed care organizations and other providers of health care services in the United States. On February 4, 1997 MMC acquired ("the Mergers") simultaneously with the closing of its initial public offering of common stock ("the Offering") five companies (the "Founding Companies"): Medical Manager Research & Development, Inc. (formerly Personalized Programming, Inc.) ("PPI"), Medical Manager Sales & Marketing, Inc. (formerly Systems Plus, Inc.) ("SPI"), Medical Manager Southeast, Inc. (formerly National Medical Systems, Inc.) ("NMS"), Medical Manager RTI, Inc. (formerly RTI Business Systems, Inc.) ("RTI") and Medical Manager Systems Management, Inc. (formerly Systems Management, Inc.) ("SMI"). MMC and the Founding Companies are referred to collectively as the "Company." All outstanding shares of the Founding Companies' capital stock were converted into shares of MMC Common Stock concurrently with the consummation of the Offering. The aggregate consideration paid by MMC for the Founding Companies was approximately $46.9 million in cash and 11.7 million shares of Common Stock of MMC for an aggregate value of $175.7 million. The acquisitions were accounted for as a combination of the Founding Companies at historical cost for accounting purposes. PPI is identified as the acquiror for financial statement presentation purposes and is presented on a combined basis with MMC from July 10, 1996. MMC conducted no significant operations and generated no revenue prior to the closing of the Offering.

     The accompanying historical financial statements include MMC and PPI through February 4, 1997, the date of the acquisition of the Founding Companies, after which the financial statements reflect the results of MMC, PPI and the other Founding Companies.

     The pro forma statements of operations include the results of MMC, PPI and the other Founding Companies as if they had been acquired on January 1, 1996. Pro forma data also reflects adjustments for (i) compensation differentials to employees and former stockholders of the Founding Companies (ii) effects of assets distributed to and the costs of certain building leases executed by MMC with the stockholders of PPI and SMI; (iii) changes in interest expense, interest and dividend income and realized gains (losses) on investments for pro forma adjustments to cash, investments and debt; (iv) termination costs for certain leases and former employees resulting from the acquisition of the Founding Companies and (v) income taxes as if the entities were combined and subject to the effective federal and state statutory rates throughout the periods presented.

     The pro forma statements of operations may not be indicative of actual results if the Mergers had occurred on the date indicated or which may be realized in the future. Neither expected benefits and cost reductions anticipated by the Company nor future corporate costs of MMC nor interest income from investment of offering proceeds have been reflected in the pro forma statements of operations for 1996, nor for the period from January 1, 1997 through February 4, 1997. The actual results of MMC, PPI and the other Founding Companies for the period from February 5, 1997 through March 31, 1997, inclusive of actual corporate costs and interest income, have been included in the pro forma results for the three months ended March 31, 1997.

NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The accompanying interim financial statements do not include all disclosures included in the financial statements for the years ended December 31, 1995 and 1996 as included in the Company's Form 10-K for the year ended December 31, 1996, and therefore should be read in conjunction with the financial statements included in the Form 10-K.

                          MEDICAL MANAGER CORPORATION

     Revenue from systems includes the sale of systems and revenue from software licenses.

     In the opinion of management, the interim financials reflect all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation of the financial position and the results of operations and of cash flows for the interim periods presented.

NOTE 3.  NOTES PAYABLE

     Notes payable at March 31, 1997 include approximately $3.9 million for amounts due to the stockholders of PPI and SPI for dividends equal to the estimated balance in the S Corporations Accumulated Adjustment Account as of February 4, 1997. Such amounts are due on demand and carry annual interest rates from 5.85% to 8.0%. Approximately $1.5 million was paid in April, 1997.

NOTE 4.  EARNINGS PER SHARE

     Historical earnings per share calculations for the first quarter of 1996 have not been presented because it is not considered meaningful as a result of the exclusion of the Founding Companies as discussed in Note 1.

     In February 1997 the Financial Accounting Standards Board issued SFAS No. 128, "Earnings per Share", which is effective for periods ending after December 15, 1997. This statement establishes standards for computing and presenting earnings per share data. Management is currently assessing the impact of SFAS No. 128 on the Company's presentation of earnings per share data in future periods.

NOTE 5.  UNAUDITED PRO FORMA INCOME TAX INFORMATION

     Prior to the acquisition of the Founding Companies, PPI was an S Corporation and, accordingly, the combined financial statements of MMC and PPI did not reflect a provision for income taxes, as income taxes were the responsibility of PPI's individual stockholder. Effective with the acquisition of the Founding Companies, PPI, SPI and SMI terminated their S Corporation status. The following unaudited pro forma income tax, based on historical information, is presented in accordance with Statement of Financial Accounting Standards No. 109 as if PPI, SPI and SMI had each been a C Corporation subject to federal and state income taxes throughout the periods presented.

                                                              QUARTER ENDED     QUARTER ENDED
                                                              MARCH 31, 1997    MARCH 31, 1996
                                                              --------------    --------------
                                                                       (IN THOUSANDS)
Income before provision for income taxes....................      $3,126            $1,601
Provision for income taxes..................................       1,176               616
                                                                  ------            ------
Pro forma net income........................................      $1,950            $  985
                                                                  ======            ======

NOTE 6.  SUBSEQUENT EVENTS

     Subsequent to the consummation of the Offering, the Company executed definitive merger agreements to acquire the following Medical Manager dealers (the "Acquisitions"): (i) Adaptive Health Systems of Washington based in Federal Way, Washington; (ii) LSM Computing, Inc. based in Somerville, New Jersey; (iii) UNICO, Inc. based in Evansville, Indiana; (iv) and Specialized Systems, Inc. based in Van Nuys, California. The Acquisitions were accounted for using the pooling-of-interests method of accounting. The aggregate consideration paid for the Acquisitions consisted of 1,007,938 shares of Common Stock. The closings of the Acquisitions occurred during the weeks of April 28, 1997 and May 19, 1997. The impact of the Acquisitions on revenues, net income or earnings per share is not considered material.